 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On June 17, 2022, the RedHill Biopharma Ltd. (the "Company") and its wholly-owned subsidiary RedHill Biopharma Inc. (“RedHill US”) entered into an amendment (the “Amendment”) to the credit agreement, dated as of February 23, 2020 (the “Credit Agreement”), as amended to date, by and among the Company, RedHill US, HCR Collateral Management, LLC, as administrative agent (“HCR”), and the lenders from time to time party thereto, to, among other things, (i) decrease to the minimum required number of sales representatives for certain periods of time; (ii) decrease to the minimum net sales requirement from $90 million to $75 million for the trailing four fiscal quarter periods ending on June 30, 2022 and September 30, 2022; (iii) an increase of 0.5% to the interest rate for the quarters ending June 30, 2022 and September 30, 2022; (iv) the imposition of a number of an operational covenant with respect to Movantik®; and (v) the addition of a minimum net sales covenants with respect to Movantik® for every trailing four fiscal quarter period commencing on the fiscal quarter ending on June 30, 2022.

Except as set forth in the Amendment, effective as of June 17, 2022, the terms of the Credit Agreement remain unchanged. The foregoing description is only a summary of the material provisions of the Amendment and is qualified in its entirety by reference to the copy of the Amendment attached hereto as Exhibit 1.

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: Fifth Amendment to Credit Agreement, dated as of June 17, 2022, by and among the Company, RedHill US, HCR and the lenders party thereto.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710) and on January 11, 2022 (File No. 333-262099) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 24, 2019 (File No. 333-232777), on March 30, 2021 (File No. 333-254828) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 22, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer